Exhibit 99.1

FLY Leasing Sells Older Aircraft, Continuing Fleet Renewal Strategy

DUBLIN, Ireland, September 17, 2015 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced that it has contracted to sell 12 older aircraft from its portfolio for $240 million. The sale is anticipated to produce a $12 million pre-tax gain. In connection with the transaction, FLY anticipates recording $3 million in non-cash charges relating to debt modification and extinguishment costs. The aircraft will transfer individually to the new owner, with all transfers expected to be completed by year end. The gain and the associated expenses will be recognized on a pro rata basis at the time of each transfer. The sale is subject to customary closing conditions.

“FLY is moving decisively to monetize older aircraft and to reinvest the capital into younger aircraft to drive higher ROE,” said Colm Barrington, CEO of FLY. “In total, this year we have sold or contracted to sell 57 aircraft with an average of 13 years.”

“This bold action reflects our view that this is the right time to rotate out of mid-life and older aircraft and to invest in younger models,” added Barrington. “We are improving every measurable fleet metric to drive higher ROE in the quarters ahead. The 12 aircraft in the transaction announced today have an average age of 13 years and the sales will produce approximately $80 million in cash. This is on top of the $35 million gain and $425 million in cash to be generated by the portfolio sale of 33 aircraft previously announced in June.”

Separately, FLY completed a sale of a 22-year-old B747-400 aircraft earlier this month.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information, visit www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including, without limitation, the possibility that the transaction will not close in a timely fashion, or at all, the risk that the expected benefits of the transaction may not be fully realized, and the risk that business disruption relating to the transaction may be greater than expected. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com